                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                  General Form for Registration of Securities
                           of Small Business Issuers
                         Under Section 12(b) or (g) of
                      the Securities Exchange Act of 1934



                                PADDINGTON INC.
               -------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)




             Delaware                            52-2159951
-------------------------------     -------------------------------
(State or Other Jurisdiction of     (I.R.S. Employer Identification
Incorporation or Organization)      Number)

Suite E, 15/F, Ho Lee Commercial Building, 40 D'Aguilar Street, Central, Hong Kong, or c/o Registered Agents, Ltd., 1220 North Market Street, Suite 606, Wilmington, Delaware 19801
-------------------------------------------------------------------------
      (Address of Principal Executive Offices including Zip Code)


                       (852) 2523-5522 or (302) 421-5750
                       ---------------------------------
                        (Registrant's Telephone Number)


Securities to be Registered
Under Section 12(b) of the Act:             None


Securities to be Registered
Under Section 12(g) of the Act:             Common Stock,
                                            $0.0001 Par Value
                                            ------------------
                                            (Title of Class)







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                           TABLE OF CONTENTS

Part I

Item 1.           Description of the Business
Item 2.           Management's Discussion and Analysis or
                  Plan of Operation
Item 3.           Description of Property
Item 4.           Security Ownership of Certain Beneficial Owners
Item 5. Directors, Executive Officers, Promoters and Control Persons
Item 6.           Executive Compensation
Item 7.           Certain Relationships and Related Transactions
Item 8.           Description of Securities

Part II

Item 1.           Market Price of and Dividends on the
                  Registrant's Common Equity and Other
                  Stockholder Matters
Item 2.           Legal Proceedings
Item 3.           Changes in and Disagreements with
                  Accountants
Item 4.           Recent Sales of Unregistered Securities
Item 5.           Indemnification of Directors and Officers
Item 6.           Glossary

Part F/S

F-1.              Report of Independent Public Accountants
F-2.              Balance Sheet as of April 30, 1999
F-3,F-4           Notes to the Balance Sheet

Part III

Index to Exhibits



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                                PART I

                 ITEM 1. DESCRIPTION OF THE BUSINESS.

1A.      GENERAL

         Paddington Inc. (the "Company") was incorporated on March 29, 1999 under the laws of the State of Delaware to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since its inception and has no operations to date other than issuing shares to its original shareholders.

         The Company has been formed in accordance with the requirements for forming a Blank Check Company. See PART II, ITEM 6, "GLOSSARY". The Company intends to provide a method for a foreign or domestic private company to become a reporting company whose securities are qualified for trading in the United States secondary market, pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         As such, the Company will attempt to locate and negotiate with a business entity (a "Target Company") for the merger with or consolidation of, the full or partial acquisition of, or the entering into any other business combination with a Target Company. No assurances can be given that the Company will be successful in locating, negotiating or merging with, acquiring, or entering into any other business combination with any Target Company.

1B.      PERCEIVED BENEFITS

         There are certain perceived benefits to being a company with a class of publicly-traded securities. These are commonly thought to include the following:

         * the ability to use registered securities to make acquisitions of assets or businesses;

         *        increased visibility in the financial community;

         *        facility of borrowing from financial institutions;

         *        improved trading efficiency;

         *        shareholder liquidity;

         *        greater ease in raising capital;
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         *        compensation of key employees through stock options and
                  similar stock plans;

         *        enhanced corporate image; and

         *        a presence in the United States capital market.

1C.      POTENTIAL TARGET COMPANIES

         Target Companies that may be interested in any form of business combination with the Company could include, without limitation, the following:

         * a company for which the primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;

         * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;

         * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting of additional equity;

         * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;

         * a foreign company which desires to make an initial entry into the United States capital market;

         * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan; and

         * a company seeking one or more of the other perceived benefits of becoming a public company.

         The officers, directors and shareholders are currently composed of the same individuals. See Item 5, "Directors, Officers, Promoters and Control Persons" and Item 7, "Certain relationships and related transactions". A business combination with a Target Company will normally, but not necessarily, involve the transfer to the Target Company of the majority of the issued and outstanding common stock of the Company, and the partial or complete substitution by the Target Company of the Company's current officers and directors.

         No assurances can be given with respect to the Company's ability to enter into a business combination, nor can assurances



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be made regarding the terms of any business combination or the nature of the
Target Company with which the Company may enter into a business combination. See ITEM 1D(2), "SPECULATIVE NATURE OF THE COMPANY'S PROPOSED PLAN OF OPERATION".

         The proposed business activities described herein classify the Company as a Blank Check Company. See PART II, ITEM 6, "GLOSSARY". The Securities and Exchange Commission (the "Commission") and many states have enacted statutes, rules and regulations limiting the sale of securities of Blank Check Companies. The officers and directors do not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Accordingly, the shareholders of the Company have executed and delivered a "lock-up" letter agreement affirming that such shareholders will not sell or otherwise transfer their shares of the Company's common stock except in connection with or following completion of a business combination with a Target Company resulting in the Company no longer being classified as a Blank Check Company. The shareholders have deposited their stock certificates with the Company's officers and directors, who will not release the certificates except in connection with or following the completion of a merger or acquisition. No preferred stock of the Company has been issued at this time. In addition, the Company's Board of Directors have adopted a resolution stating that the Company will not seek to issue any or authorize any additional preferred stock, except in connection with or following completion of a business combination with a Target Company resulting in the Company no longer being classified as a Blank Check Company.

         The Company is voluntarily filing this Form 10-SB (the "Registration Statement") with the Commission and is under no obligation to do so under the Exchange Act.

1D.      RISK FACTORS

         The Company's business is subject to numerous risk factors, including but not limited to the following:

         (1)      NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS.

                  The Company has had no operating history, revenues or earnings from operations and has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination, if any. This may result in the Company incurring a net operating loss that will increase continuously until the Company can consummate a business combination with a Target Company. There is no assurance that the Company can identify such a Target Company and consummate such a business combination.


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         (2)      SPECULATIVE NATURE OF THE COMPANY'S PROPOSED PLAN OF
                  OPERATIONS.

                  The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified Target Company following any business combination. While the Company's officers, directors and current shareholders will likely prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating Target Companies meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon the business operations and financial results of the Target Company and numerous other factors beyond the Company's control.

         (3) SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS.

                  The Company anticipates that it will be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers with and acquisitions of Target Companies. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully negotiating and completing a business combination. Moreover, the Company will also compete with numerous other small public and private companies in seeking merger or acquisition candidates.

         (4) NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION - NO STANDARDS FOR BUSINESS COMBINATION.

                  The Company has no current arrangement, agreement or understanding with respect to engaging in a merger with or acquisition of a specific Target Company. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities, locating a Target Company or concluding a business combination. The officers and directors have



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                  not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. In implementing a structure for a particular business acquisition with a Target Company, the Company may also become a party to a merger, consolidation, reorganization, joint venture or licensing agreement with another corporation or entity. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a Target Company to have achieved, or without which the Company would not consider a business combination with such Target Company. Accordingly, the Company may enter into a business combination with a Target Company having losses, no significant operating history, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. The Company may, however, consider other factors, including (but not limited to) the Target Company's long-term growth possibilities, as well as its strategic position relative to other companies in its location and industry, in deciding to enter into a business combination.

         (5)      CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY.

                  While seeking a business combination, the officers and directors anticipate keeping their current employment positions as well as seeking to organize other companies of a similar nature. As such, demands may be placed on the officers' and directors' time that will detract from the time they are able to devote to the Company. The officers and directors intend to devote as much time to the activities of the Company as required; however, should a conflict arise, there is no assurance that the officers and directors of the Company would not attend to other matters prior to those of the Company. Initially, the officers and directors intend to devote up to ten (10) hours each per month to the business of the Company, and they intend to increase that amount of time when the analysis of, and negotiations and consummation with, a Target Company is conducted. See ITEM 5E, "CONFLICTS OF INTEREST". The Company's officers have not entered into a written employment agreement with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the limited experience and limited time commitment of the officers and directors,



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                  loss of the services of the officers and directors would
                  adversely affect development of the Company's business and its likelihood of continuing operations.

         (6)      CONFLICTS OF INTEREST--GENERAL.

                  The Company's officers and directors participate in other business ventures that may compete directly with the Company. The officers and directors will be responsible for seeking, evaluating, negotiating and consummating a business combination with a Target Company that may result in terms providing benefits to the officers and directors. Additional conflicts of interest and non-arms length transactions may also arise in the future. The officers and directors have adopted a resolution stating that the Company will not seek a merger with, or acquisition of, any entity in which any member of the officers and directors serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See ITEM 5. "DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest". There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by the officers and directors to resolve conflicts of interest in favor of the Company could result in liability of the officers and directors to the Company. However, any attempt by shareholders to enforce a liability of the officers and directors to the Company would most likely be prohibitively expensive and time consuming. As the shareholders and the officers and directors are currently the same persons, these conflicts of interest also apply to the shareholders.

          (7)     OTHER BLANK CHECK COMPANIES.

                  The officers and directors are currently involved in creating additional Blank Check Companies substantially similar to the Company. To date, four other companies substantially similar to the Company have been or are in the process of being established, but none of those companies has taken such action as the filing of a Registration Statement or any other securities filing or issuance. A conflict may arise in the event that another Blank Check Company with which the officers and directors are affiliated files a Registration Statement and actively seeks a Target Company. The officers and directors anticipate (but are not required to so effect) that Target Companies will be located for the Company and other Blank Check Companies either (i) in chronological order of the date of formation of such



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                  Blank Check Companies; or (ii) by lot. However, other Blank
                  Check Companies that may be formed may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a Target Company may be more suitable for or may prefer a certain Blank Check Company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred Blank Check Company regardless of date of formation or choice by lot. See ITEM 5C, "DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Current Blank Check Companies".

         (8)      REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.

                  Section 13 of the Exchange Act requires companies subject to the Exchange Act to provide certain information about significant acquisitions, including certified financial statements for an acquired company covering one or two complete fiscal years, depending on the relative size of any acquisition. The time and additional costs that may be incurred by some Target Companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

         (9)      LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION AND
                  EXPERTISE.

                  The Company has neither conducted nor obtained market research indicating that demand exists for the type of transactions contemplated by the Company. Even in the event demand exists for a merger or acquisition of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

                  The officers and directors will be responsible for seeking, evaluating, negotiating and consummating a business combination with a Target Company. The officers and directors are not, however, professional business analysts, and are novices relative to the more established and well-financed entities who are active in mergers with and acquisitions of Target Companies. Therefore, the Company will operate at a competitive disadvantage in identifying and completing business combinations with suitable Target Companies.


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         (10)     LACK OF DIVERSIFICATION.

                  The Company's proposed operations, even if successful, will probably, but not necessarily, result in the Company engaging in a business combination with only one Target Company. The officers and directors anticipate that the Company will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See ITEM F/S, "BALANCE SHEETS". Consequently, the Company's activities will be limited to those engaged in by the Target Company with which the Company merges or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations. This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

         (11)     REGULATION UNDER THE INVESTMENT COMPANY ACT.

                  Although the Company will be subject to regulation under the Exchange Act, (and, if involved in a reorganization, potentially the Securities Act of 1933, as amended (the "Securities Act")), the officers and directors anticipate that the Company will not be subject to regulation under the Investment Company Act of 1940 (the "Investment Company Act"). In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act. In such event, the Company would be required to register as an investment company under the Investment Company Act and comply with the provisions thereof and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Commission as to the status of the Company under the Investment Company Act. Any violation of the Investment Company Act could subject the Company to material adverse consequences.



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         (12)     PROBABLE CHANGE IN CONTROL AND MANAGEMENT.

                  A business combination involving the issuance of the Company's common stock will, in all likelihood, result in the shareholders of the Target Company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time. The resulting change in control of the Company could potentially result in the partial or complete removal of the present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

                  The issuance of previously authorized and unissued common stock of the Company would also result in a reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or substitution or replacement of some or all of the officers and directors of the Company.

                  The terms of any business combination may include such terms as any or all of Messrs. Yu, Wong, and Lok remaining a director, officer and/or shareholder of the Company or any or all of them becoming consultants to the Company with compensation should they resign as directors and officers of the Company and as a result of the consummation of a business combination. See ITEM 5A, "BACKGROUNDS OF DIRECTORS".

         (13)     TAXATION.

                  Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company undertakes. Currently, such transactions may be structured to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination to minimize the federal and state tax consequences to both the Company and the Target Company. There can be no assurance, however, that any such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes that may have an adverse effect on all parties to the transaction.



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         (14)     REQUIREMENT OF AUDITED FINANCIAL STATEMENTS MAY DISQUALIFY
                  BUSINESS OPPORTUNITIES.

                  The officers and directors of the Company will request that any potential Target Company provide audited financial statements. One or more attractive Target Companies may choose to forego the possibility of a business combination with the Company rather than incur the expenses associated with preparing audited financial statements. In such case, the Company may choose to wait until the Target Company can provide audited financial statements satisfying the requirements of the Exchange Act.

                  If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the Target Company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present officers and directors of the Company.


         (15)     EMPLOYEES.

                  The Company has no full time employees. The Company's officers and directors have agreed to allocate a portion of their time to the activities of the Company, without compensation. The officers and directors anticipate that the business plan of the Company can be implemented by initially devoting no more than ten (10) hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers and directors. See ITEM 1D(5), "RISK FACTORS--Continued Management Control; Limited Time Availability".

         (16)     ADVISORS OF TARGET COMPANY

                  A potential Target Company may have an agreement with a consultant or advisor providing for services of the consultant or advisor to be continued after any business combination. Additionally, a Target Company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger, acquisition or other business combination. Such preexisting agreements of Target Companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a Target Company.


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         (17)     RISKS ASSOCIATED WITH THE YEAR 2000 PROBLEM

                  At present, the Company does not own or lease any computer equipment. However, the Company, and any potential Target Company, may face material adverse problems in maintaining or upgrading its own (if any) or interfacing with other computer systems, software, circuitry or any other electronic device in the correct handling and processing of any date change. Any such failure could have a material adverse effect on the Company's financial condition and could also be a factor in the selection of a Target Company.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         With the exception of any historical matters herein, the matters discussed in this Item are forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results, if any, discussed in such forward-looking statements. Any such forward-looking statements should be read only in conjunction with this entire Registration Statement and the exhibits hereto.

         2A.      GENERAL BUSINESS PLAN

         The Company's purpose is to seek, investigate and, if such investigation warrants, attempt to enter into some form of business combination with a Target Company seeking the perceived advantages of having a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry or geographical location and the Company may participate in a business venture of virtually any kind or nature. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. The Company is also not restricted from implementing a structure for a particular business acquisition with a Target Company in which the Company also becomes a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with a third party corporation or entity. The Company has not identified any Target Companies and has not entered into any negotiations regarding such business combination to date. None of the Company's officers or directors have engaged in any negotiations with any representative of any company regarding the possibility of any business combination between the Company and such other company to date.



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         The officers and directors anticipate possibly seeking out a Target
Company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who may be contacted or solicited. The officers and directors may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. The officers and directors will pay referral fees to consultants and others who refer Target Companies for mergers into reporting companies in which the officers and directors have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by the officers and directors.

         The Company anticipates that the selection of a business opportunity in which to participate will be complex and a high-risk endeavor. The officers and directors believe (but have not conducted or obtained any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include the items listed in Part 1, Item 1B of this Registration Statement. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

         The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the relevant securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification. See PART 2, ITEM 5, "INDEMNIFICATION OF DIRECTORS AND OFFICERS".

         The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. The Company believes it will be able to offer owners of Target Companies the opportunity to enter into a business combination with a reporting company without incurring the cost and time that would be required should a Target Company decide to become a reporting company on its own. In analyzing prospective business opportunities, the officers and directors will consider such matters as: (i) available technical, financial and managerial resources;
(ii) working capital and other financial requirements; (iii) history of operations, if any; (iv) prospects for the future; (v) nature of present and expected competition; (vi) quality and experience of management services which may be available and the depth of that management; (vii) potential for further research, development or exploration; (viii) specific risk



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factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; (ix) potential for growth or expansion; (x) the potential for profit; (xi) perceived public recognition or acceptance of products, services or trades; (xii) name identification; and (xiii) other relevant factors. This discussion of the proposed criteria is not meant to be a restrictive or an inclusive list of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. The officers and directors have not conducted or obtained market research and are not aware of any empirical data to support the perceived benefits of a merger or acquisition transaction for the owners of any Target Company. See ITEM 1D(9), "RISK FACTORS--LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION AND EXPERTISE".

         The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements in any reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained that satisfy the requirements of the Exchange Act.

         The officers and directors of the Company will in all likelihood be inexperienced in matters relating to the business of a Target Company. The officers and directors will rely upon their own efforts in accomplishing the pre-business combination purposes of the Company. Outside consultants or advisors may be utilized by the Company to assist in the search for qualified Target Companies. If the Company does retain such an outside consultant or advisor, any cash fee earned by such person will need to be assumed by the Target Company, as the Company has limited cash assets with which to pay such obligation.

         Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a Target Company, the officers and directors of the Company may recommend one or more underwriters, financial advisors, accountants, law firms, public relations firms or other consultants to provide such services.


         2B.      ACQUISITION OF OPPORTUNITIES

         It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under the the Securities Act, any other applicable federal securities laws and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of



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such securities under the applicable federal or state securities laws immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a Blank Check Company. Until such time as this occurs, the Company will not register any securities. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.

         While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition as a "tax-free" reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended (the "Code").

         With respect to any negotiations with a Target Company, the officers and directors expect to analyze, among other factors, the percentage of the Company Target Company shareholders would acquire in exchange for their shareholdings in the Target Company. Depending upon, among other things, the Target Company's assets and liabilities, the Company's shareholders would in all likelihood hold a substantially lesser percentage ownership interest in the Company following any such transaction. The percentage of ownership may be subject to significant reduction in the event that the Company acquires a Target Company with substantial assets.

         The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, and will include miscellaneous other terms.

         The Company will not acquire or merge with any entity that cannot provide audited financial statements satisfying the requirements of the Exchange Act. The Company is subject to all of the reporting requirements of the Exchange Act, including the duty to file audited financial statements as part of or within sixty (60) days following the filing of a Form 8-K with the Commission upon consummation of a merger or acquisition, and the duty to file the Company's audited financial statements included in its Annual Report on Form 10-K (or 10-KSB, as applicable), as required under the Exchange Act. The officers and directors have agreed that they will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing a business combination with a target company. Such advances will be made without expectation of repayment unless the owners of the business which the Company acquires or merges with agree to repay all or a portion of such advances. There is no minimum or maximum amount the officers and directors will advance to the Company. The Company will not borrow any funds to make any payments to the Company's promoters, officers, directors or their affiliates or associates.

         The Board of Directors has passed a resolution adopting a policy that the Company will not seek an acquisition or merger with any entity in which the Company's officers, directors, and shareholders or any affiliate or associate serves as an officer or director or holds any ownership interest.

         2C.      COMPETITION

         The Company will remain an insignificant participant among the firms that engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors. See ITEM 1D(3), "RISK FACTORS--SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS".

ITEM 3.  DESCRIPTION OF PROPERTY

         3A.      GENERAL

         The Company has no properties and currently has no agreements or plans to acquire any properties for its operations. The Company currently employs Registered Agents, Ltd. as its registered agent in Delaware, and the Company's officers and directors use the offices of Greenford Enterprises Limited, Suite E, 15/F, Ho Lee Commercial Building, 40 D'Aguilar Street, Central, Hong Kong at no cost to the Company. Greenford Enterprises Limited has agreed to continue this arrangement until the Company completes a transaction with a Target Company. One of the Company's officers, directors and beneficial owners, Mr. Richard Che Keung Wong, is also a director and beneficial shareholder of Greenford Enterprises Limited.

         3B.      REAL ESTATE INVESTMENT POLICIES.

         The Company has no real estate properties and at this time has no agreements to acquire any properties. The Company does not preclude, however, the possibility of becoming a party to a business combination with a Target Company or another corporation or entity, or acquiring stock or assets of an existing business, in which investments in real estate or interests in real estate are involved.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

         The following table sets forth, as of April 20, 1999, each person known by the Company to be the beneficial owner of five percent or more of the Company's common stock, all of whom are directors individually and directors and officers of the Company as a group. Each person has sole voting and investment power with respect to the shares shown. None of the stockholders listed at this time have any rights to acquire within sixty (60) days any additional common or preferred stock from options, warrants, rights, conversion privilege(s) or similar obligations. No preferred stock of the Company has been issued at this time. In addition, the Company has adopted a resolution stating that it will not seek to issue any or authorize any additional preferred stock, except in connection with or following completion of a business combination with a Target Company resulting in the Company no longer being classified as a Blank Check Company.

------------------- -------------------------------------------------- ---------------------- -------------------------
  Title of Class          Name and Address of Beneficial Owner         Amount of Beneficial          Percentage
                                                                             Ownership                of Class

------------------- -------------------------------------------------- ---------------------- -------------------------
   Common Stock     Mr. King-Kwok Yu                                         2,000,000                 33.3%
                    Suite E, 15/F, Ho Lee Commercial Building, 40
                    D'Aguilar Street, Central, Hong Kong
------------------- -------------------------------------------------- ---------------------- -------------------------
   Common Stock     Mr. Richard Che Keung Wong                               2,000,000                 33.3%
                    Suite E, 15/F, Ho Lee Commercial Building, 40
                    D'Aguilar Street, Central, Hong Kong
------------------- -------------------------------------------------- ---------------------- -------------------------
   Common Stock     Mr. Hardy Kung Chin Lok                                  2,000,000                 33.3%
                    Suite E, 15/F, Ho Lee Commercial Building, 40
                    D'Aguilar Street, Central, Hong Kong
------------------- -------------------------------------------------- ---------------------- -------------------------

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         5A.      BACKGROUNDS OF DIRECTORS

                  The Company has the following officers and directors:

--------------------------------------------------------------------------------
          Name                    Age         Positions and Offices Held

--------------------------------------------------------------------------------
King Kwok Yu                      46     Director, President, Secretary,
                                         Treasurer and Controller
---------------------------------------- ---------------------------------------
Richard Che Keung Wong            54     Director and Vice-Chairman
---------------------------------------- ---------------------------------------
Hardy Kung Chin Lok               49     Director and Chairman of the Board
---------------------------------------- ---------------------------------------

         There are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

         Set forth below are summary descriptions containing the name of the directors and officers of the Company, all positions and offices with the Company held, the period during which such officer or director has served as such, and the business and educational experience of each during at least the last twenty (20) years:

         KING KWOK YU received a Bachelor of Arts in Economics from York University (Canada) in 1976, a Master of Arts in Economics from University of California, Santa Barbara in 1977 and a Masters in Business Administration in Accounting from Golden Gate University in San Francisco, California in 1979.
Mr. Yu registered as a Certified Public Accountant with the Board of Accountancy of the State of California in 1982 and now holds an inactive Certified Public Accountant status. In 1984, Mr. Yu became an Associate Member of the Hong Kong Society of Accountants. From 1979 to 1984, Mr. Yu was Staff Auditor/Audit Supervisor to Oppenheim, Appel, Dixon & Co. (which included the practice of Robinson, Sain, Snyder & Reiss) in San Francisco and Los Angeles, California. From 1984 to 1987, Mr. Yu was Audit Supervisor/Assistant Audit Manager to the Hong Kong offices of Ernst & Whitney and Spicer & Oppenheim.
From 1987 to 1988, Mr. Yu served as Group Financial Controller to Glynhill International Limited in Hong Kong. From 1988 to 1990, Mr. Yu was Group Chief Accountant to Polly Peck International (Hong Kong) Limited. In 1991, Mr. Yu was Director to PHINA Corporate Finance Services (Asia) Limited in Hong Kong. From 1992 to 1994, Mr. Yu was Group Finance Director to Cathay International Group based in Hong Kong. From 1992 to 1994, Mr. Yu also provided professional advisory services to Cathay International Group through D.M. Forant Inc., a company incorporated in the State of Delaware and to which Mr. Yu was the sole stockholder, director and officer. D.M. Forant Inc. did not render professional advisory services to any other entities, and has not carried out any activities since 1995. From 1994 to 1997, Mr. Yu served as Director and Chief Financial Officer to Pharmaceutical China Inc., British Virgin Islands, Faulding China Limited, Hong Kong, and Foshan Faulding Pharmaceutical Co. Ltd., P.R.C. From 1997 to 1998, Mr. Yu served as Executive Director to Richard King & Company Limited, of which he had been a Director since 1991. From February 1999 to April 1999, Mr. Yu has served as a Consultant and Associate Director to Hantec Asia Alliance Capital (China) Limited. Mr. Yu also serves as a Director to several other Hong Kong companies, all of which have not carried out any business activities in the last five years, and all of which remain inactive as of the date of filing of this Registration Statement.

         RICHARD CHE KEUNG WONG received a Diploma in Youth and Community Services in 1971 from the Jordanhill College of Education, Glasgow, Scotland and a Bachelor of Arts in Economics from York University (Canada) in 1976. Mr. Wong received a Fellowship from the Institute of Canadian Bankers (F.I.C.B.) in 1980. From 1964 to 1974, Mr. Wong was an Assistant Community & Youth Officer with the Hong Kong Government Social Welfare Department, Group and Community Work Division. From 1976 to 1979, Mr. Wong was Officer-in-Training/Assistant Accountant with the Canadian Imperial Bank of Commerce. From 1979 to 1980, Mr. Wong was Administration Officer to Toronto Dominion (H.K.) Limited. From 1980 to 1984, Mr. Wong served as Vice President and General Manager of the Seattle-First National Bank, Hong Kong Branch. From 1984 to 1986, Mr. Wong was Vice President of BA-Asia Limited, a merchant banking subsidiary of Bank of America N.T. & S.A. From 1986 to 1989, Mr. Wong served as Vice President and Country Manager of Bank of America N.T. & S.A. From 1989 to 1990, Mr. Wong served as Regional Director (Asia) of Tyndall Bank International Plc. From 1990 to 1992, Mr. Wong was Finance Director to Tak Wing Investments (Holdings) Ltd. From 1992 to 1994, Mr. Wong was Director and Chief Operating Officer of Cathay International Holdings Plc. In 1994, Mr. Wong served as Director to Merrywise Company Limited. From 1994 to 1997, Mr. Wong served as Director and Chief Executive Officer of Faulding China Limited, HK and Chairman and Chief Executive Officer of Foshan Faulding Pharmaceutical Co. Ltd., P.R.C. From 1997 to the present, Mr. Wong has been a Director of Richard King & Company Limited. At present, Mr. Wong is also a Director of several property holding companies in Hong Kong. During the past five years, Mr. Wong has also served as a Director to several other Hong Kong companies, all of which have not carried out any business activities in the last five years, and all of which remain inactive as of the date of filing of this Registration Statement.

         HARDY KUNG CHIN LOK received a Bachelor of Science in Civil Engineering from the City University of Manchester (U.K.) - Institute of Science & Technology in 1972. From 1972 to 1976, Mr. Lok was an Engineer with Scott Wilson Kirkpatrick & Partners in the United Kingdom. From 1976 to the present, Mr. Lok has been with John Lok & Partners, Ltd. and The Sun Company, Ltd., both in Hong Kong, and is currently serving as Managing Director of both entities. Mr. Lok is a Corporate Member of both the Institution of Civil Engineers and the Hong Kong Institution of Engineers. At present, Mr. Lok also serves as a Director to several property and construction companies in Hong Kong, a consulting and advisory services company in Hong Kong and a cold storage company in Hong Kong.

         5B.      PREVIOUS BLANK CHECK COMPANIES

         Since formation of the Company, Messrs. Yu, Wong, and Lok have formed or are in the process of forming four additional Delaware companies -- Pottinger Inc., Tottingham Inc., Hempstead Inc. and Leicester Inc. -- with the intent of them becoming additional Blank Check Companies. See ITEM 5D, "RECENT TRANSACTIONS BY BLANK CHECK COMPANIES". Prior to initiating formation of these companies, Messrs. Yu, Wong and Lok and the Company have not owned, together, alone or with others any other Blank Check Companies in the United States.

         5C.      CURRENT BLANK CHECK COMPANIES

         Messrs. Yu, Wong and Lok anticipate being involved with the four additional companies listed in Item 5B above and additional Blank Check Companies with common stock registered under the Securities Act or the Exchange Act. At present, however, Messrs Yu, Wong and Lok have not registered any additional Blank Check Companies.

         5D.      RECENT TRANSACTIONS BY BLANK CHECK COMPANIES

         Although Messrs. Yu, Wong and Lok have formed or are in the process of forming the four additional companies listed in Item 5B above with the intent of such companies becoming additional Blank Check Companies, no Registration Statements have been filed for these four companies. Thus, no recent transactions by Blank Check Companies have transpired.

         5E.      CONFLICTS OF INTEREST

         The Company's officers and directors expect to register other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officers and directors are engaged in other business activities, the officers and directors anticipate that they will devote only a minor amount of time to the Company's affairs.

         A conflict may arise in the event that another Blank Check Company with which the officers and directors are affiliated is registered and actively seeks a Target Company. See ITEM 1D(7), "RISK FACTORS-OTHER BLANK CHECK COMPANIES".

         Mr. Yu expects to organize other companies of a similar nature and with a similar purpose as the Company. As such, demands may be placed on the time of Mr. Yu that will detract from the amount of time he is able to devote to the Company. Mr. Yu intends to devote as much time to the activities of the Company as required. However, should a conflict arise regarding the time demands of Mr. Yu, there is no assurance that Mr. Yu would not attend to other matters prior to those of the Company. Mr. Yu projects that initially up to ten hours per month of his time may be spent locating a Target Company which amount of time would increase when the analysis of, and negotiations and consummation with, a Target Company are conducted.

         Mr. Wong is a Director of Richard King & Company Limited and expects to organize other companies of a similar nature and with a similar purpose as the Company. As such, demands may be placed on the time of Mr. Wong which may detract from the amount of time he is able to devote to the Company. Mr. Wong intends to devote as much time to the activities of the Company as required. However, should a conflict arise regarding the time demands of Mr. Wong, there is no assurance that Mr. Wong would not attend to other matters prior to those of the Company. Mr. Wong projects that initially up to ten hours per month of his time may be spent locating a Target Company which amount of time would increase when the analysis of, and negotiations and consummation with, a Target Company are conducted.

         Mr. Lok is the Managing Director of John Lok & Partners, Ltd. and The Sun Company, Ltd., as well as serving as a Director to various Hong Kong entities, and expects to organize other companies of a similar nature and with a similar purpose as the Company. As such, demands may be placed on the time of Mr. Lok that will detract from the amount of time he is able to devote to the Company. Mr. Lok intends to devote as much time to the activities of the Company as required. However, should a conflict arise regarding the time demands of Mr. Lok, there is no assurance that Mr. Lok would not attend to other matters prior to those of the Company. Mr. Lok projects that initially up to ten hours per month of his time may be spent locating a Target Company which amount of time would increase when the analysis of, and negotiations and consummation with, a Target Company are conducted.

         No other securities, or rights to securities, of the Company will be issued to shareholders, officers, directors or promoters, or their affiliates or associates, prior to the completion of a business combination. At the time of a business combination, the officers and directors expect that some or all of the shares of common stock owned by the shareholders and directors will be purchased by the Target Company. The amount of common stock sold or continued to be owned by the directors cannot be determined at this time.

         The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a Target Company to the Company where that reference results in a business combination. The amount of any finder's fee will be subject to negotiation, and cannot be estimated at this time. No finder's fee of any kind will be paid to the officers and directors or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made to the officers, directors or promoters of the Company or to any of their associates or affiliates.

         The Company's officers and directors have not had any negotiations with and there are no present arrangements or understandings with any representatives of the owners of any business or company regarding the possibility of a business combination with the Company.

         The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which the officers or directors of the Company have any interest, direct or indirect.

         The Company's directors have adopted a resolution involving possible conflicts of interest, including prohibiting any of the following transactions involving the officers, directors, promoters, shareholders or their affiliates:

         (i)      Any lending by the Company to such persons;
         (ii) The issuance of any additional securities to such persons prior to a business combination;
         (iii) The entering into any business combination or acquisition of assets in which such persons have any interest, direct or indirect; or
         (iv)     The payment of any finder's fees to such persons.

         Any changes in these provisions require the approval of the Board of Directors. The officers, directors and current shareholders do not intend to propose any such action and do not anticipate that any such action will occur.

         5F.      INVESTMENT COMPANY ACT OF 1940

         See ITEM 1D (11), "RISK FACTORS--REGULATION UNDER THE INVESTMENT COMPANY ACT". Any violation of the Investment Company Act would subject the Company to material adverse consequences.

ITEM 6.  EXECUTIVE COMPENSATION.

         The Company's officers and directors do not receive any compensation for services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

         The officers and directors of the Company will not receive any finder's fee, either directly or indirectly, as a result of their efforts to implement the Company's business plan outlined herein. However, the officers and directors of the Company anticipate receiving benefits as beneficial shareholders of the Company. See ITEM 4, "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS," and ITEM 7, "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS".

         No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its directors, officers or other employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Company has issued a total of 6,000,000 shares of common stock to the following persons for a total of $600 in cash:

----------------------------------------------------------------------------------------------------
        Name              Relationship to Issuer        Number of Total Shares   Consideration
----------------------------------------------------------------------------------------------------
King Kwok Yu              Director, President,                    2,000,000            $200
                          Treasurer, Secretary, and
                          Controller
----------------------------------------------------------------------------------------------------
Richard Che Keung Wong    Director and Vice-Chairman              2,000,000            $200
----------------------------------------------------------------------------------------------------
Hardy Kung Chin Lok       Director and Chairman of the            2,000,000            $200
                          Board
----------------------------------------------------------------------------------------------------


ITEM 8.  DESCRIPTION OF SECURITIES.

         8A.      GENERAL

         The authorized capital stock of the Company consists of 120,000,000 shares of common stock, par value $0.0001 per share, and 20,000,000 shares of preferred stock, par value $0.0001 per share. To date, no preferred stock has been issued by the Company. The following statements relating to the capital stock are summaries and do not purport to be complete. Reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this Registration Statement.

         8B.      COMMON STOCK

         Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

         Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

         8C.      PREFERRED STOCK

         The Company's Certificate of Incorporation authorizes the issuance of 20,000,000 shares of preferred stock, $0.0001 par value per share, of which no shares have been issued. The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock. The Company has also adopted a resolution stating that it will not seek to issue any or authorize any additional preferred stock, except in connection with or following completion of a business combination with a Target Company resulting in the Company no longer being classified as a Blank Check Company.

         The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that potentially some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.

         8D.      DIVIDENDS

         Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, and capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

                                PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

     1A. MARKET PRICE.

         There is no trading market for the Company's common stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

         The Commission has adopted Rule 15g-9 which establishes the definition of a Penny Stock. For any transaction involving a Penny Stock, unless exempt, the rules require that: (i) a broker or dealer approve a person's account for transactions in Penny Stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the Penny Stock to be purchased. In order to approve a person's account for transactions in Penny Stocks, the broker or dealer must: (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in Penny Stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in Penny Stocks. The broker or dealer must also deliver, prior to any transaction in a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, which, in highlight form: (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) states that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in Penny Stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in Penny Stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the Penny Stock held in the account and information on the limited market in Penny Stocks.

         If, after a merger or acquisition or other business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it: (i) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers; and
(ii) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges. The Company may apply for listing on the NASD OTC Bulletin Board or may offer its securities in what are commonly referred to as the "pink sheets" of the National Quotation Bureau, Inc. To qualify for listing on the NASD OTC Bulletin Board, an equity security must have one registered broker-dealer, known as the market maker, willing to list bid or sale quotations and to sponsor the company for listing on the Bulletin Board.

         If the Company is unable initially to satisfy the requirements for quotation on the Nasdaq SmallCap Market or becomes unable to satisfy the requirements for continued quotation thereon, and trading, if any, is conducted in the OTC market, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

         1B.      HOLDERS.

         There are three holders of the Company's common stock. On April 20, 1999, the Company issued 6,000,000 of its Common Shares to these shareholders for cash at $0.0001 per share for a total price of $600. The issued and outstanding shares of the Company's common stock were issued in accordance with the exemptions from registration afforded by Sections 3(b) and 4(2) of the Securities Act of 1933 and Rules 506 and 701 promulgated thereunder. See PART 1, ITEM 4, "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS".

         1C.      DIVIDENDS.

         The Company has not paid any dividends to date, and has no plans to do so in the immediate future. See PART 1, ITEM 8D, "DESCRIPTION OF
SECURITIES--DIVIDENDS".

ITEM 2.  LEGAL PROCEEDINGS.

         There is no litigation pending or, to the Company's knowledge, threatened by or against the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Company has sold securities that were not registered as follows:

------------------------------------------------------------------------------------
     Date             Name              Number of Shares         Consideration
------------------------------------------------------------------------------------
April 20, 1999   King Kwok Yu              2,000,000                 $200
------------------------------------------------------------------------------------
April 20, 1999   Richard C. K. Wong        2,000,000                 $200
------------------------------------------------------------------------------------
April 20, 1999   Hardy K. C. Lok           2,000,000                 $200
------------------------------------------------------------------------------------

         The shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that such shareholders shall not sell the securities except in connection with or following the consummation of a merger or acquisition. Further, each shareholder has placed its stock certificates with the Company until such time. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading price of the Company's securities in any future market which may develop.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the General Corporation Law of the State of Delaware provides that a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents, against expenses incurred in any action, suit or proceeding. The Certificate of Incorporation and the By-laws of the Company provide for indemnification of directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware.

         The General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages in connection with a breach of fiduciary duty by such director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock); or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT AND IS THEREFORE UNENFORCEABLE.

ITEM 6.  GLOSSARY

Blank Check Company

         As defined in Section 7(b)(3) of the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.

Company

         Paddington Inc., the company whose common stock is the subject of this Registration Statement.

Nasdaq SmallCap Market

         A group of separately listed companies that have smaller capitalizations and are less actively traded than other Nasdaq stocks, but that meet the following qualifications: at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

Penny Stock

         As defined in Rule 3a51-1 of the Exchange Act, a "penny stock" security is any equity security other than a security that: (i) is a reported security; (ii) is issued by an investment company; (iii) is a put or call issued by the Option Clearing Corporation; (iv) has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act); (v) is registered on a national securities exchange; (vi) is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied; or
(vii) is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.

Small Business Issuer

As defined in Rule 12b-2 of the Exchange Act, a "Small Business Issuer" is an entity (i) which has revenues of less than $25,000,000; (ii) whose public float (the outstanding securities not held by affiliates) has a value of less than $25,000,000; (iii) which is a United States or Canadian issuer; (iv) which is not an Investment Company; and (v) if a majority-owned subsidiary, whose parent corporation is also a small business issuer.

PART F/S

BALANCE SHEETS

         Attached are audited balance sheets for the Company for the period ended April 30, 1999. The following balance sheets are attached to this report and filed as a part thereof.

         1) Table of Contents - Balance Sheets
         2) Report of Independent Public Accountants, dated May 5, 1999
         3) Balance Sheet as of April 30, 1999
         4) Notes to the Balance Sheet



BALANCE SHEETS OF PADDINGTON INC.: INDEX

F-1       Report of Independent Public Accountants

F-2       Balance Sheet as of April 30, 1999

F-3, F-4  Notes to the Balance Sheet

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors of
Paddington Inc.


We have audited the accompanying balance sheet of Paddington Inc. as of April 30, 1999. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Paddington Inc. as of April 30, 1999, in conformity with generally accepted accounting principles in the United States of America.




ARTHUR ANDERSEN & CO.
Certified Public Accountants
Hong Kong



Hong Kong
May 5, 1999.

                            PADDINGTON INC.
                     (A DEVELOPMENT STAGE COMPANY)

                  BALANCE SHEET AS OF APRIL 30, 1999

             (Amounts expressed in United States dollars)

         ASSET
         -----

         Cash                                          $        600
                                                       ------------

         Total asset                                   $        600
                                                       ------------


         STOCKHOLDERS' EQUITY
         --------------------

         Preferred Stock, $.0001 par value;
         20,000,000 shares authorized;
         nil issued and outstanding

         Common Stock, $.0001 par value;
         120,000,000 shares authorized;
         6,000,000 issued and outstanding              $        600
                                                       ------------

         Total Stockholders' Equity                    $        600
                                                       ------------

      The accompanying notes are an integral part of this balance sheet.

                                PADDINGTON INC.
                         (A DEVELOPMENT STAGE COMPANY)

                           NOTES TO THE BALANCE SHEET

                  (Amounts expressed in United States dollars)



1.       Organization and Business Operations

Paddington Inc. (a development stage company)(the "Company") was incorporated in the state of Delaware, United States of America on March 29, 1999 to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition, or other business combination with a domestic or foreign private business. At April 30, 1999 the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. Accordingly, no statement of operations and statement of cash flows are presented for the period from March 29, 1999 (date of incorporation) to April 30, 1999. The Company's fiscal year end is December 31.

The Company's ability to commence operations is contingent upon its ability to identify a prospective target business and raise the capital it will require through the issuance of equity securities, debt securities, bank borrowings, or a combination thereof.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.       Use of estimates

         The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

b.       Fair value of financial instruments

         All financial instruments of the Company are carried at cost, which approximate their fair values.

3.       STOCKHOLDERS' EQUITY

a.       Preferred Stock

         The Company is authorized to issue 20,000,000 shares of preferred stock with a par value of $0.000l each, with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

b.       Common Stock

         The Company is authorized to issue 120,000,000 shares of common stock with a par value of $0.000l each. The Company issued 2,000,000 shares to each of Messrs. Hardy Kung Chin Lok, Richard Che Keung Wong and King Kwok Yu.

                               PART III

ITEM 1.  INDEX TO EXHIBITS.


         EXHIBIT NUMBER             DESCRIPTION

         (2)                        Articles of Incorporation and By-laws:
          2.1*                      Certificate of Incorporation
          2.2*                      By-Laws
         (3)                        Instruments Defining the
                                    Rights of Holders
          3.1*                      Lock-Up Agreements with
                                    Messrs. Yu, Wong and Lok
          3.2*                      Relevant Board Resolutions
          3.3*                      Office Use Letter and Consent
         10.1*                      Consent of Accountants

    ------------
    * Previously Filed



                                  SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

         PADDINGTON INC.


         By: /s/ King Kwok Yu
             --------------------------
             King Kwok Yu
             Director, President, Treasurer, Secretary and Controller


         By: /s/ Richard Che Keung Wong
             --------------------------
             Richard Che Keung Wong
             Director and Vice Chairman


         By: /s/ Hardy Kung Chin Lok
             --------------------------
             Hardy Kung Chin Lok
             Director and Chairman of the Board


Date: June 1, 1999